UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
EMAGEON INC.
(Name of Subject Company (Issuer))
AMICAS Acquisition Corp.
and
AMICAS, Inc.
(Names of Filing Persons (Offerors))
Common Stock, $0.001 par value per share
(Title of Class of Securities)
29076V109
(CUSIP Number of Class of Securities)
Dr. Stephen N. Kahane
AMICAS, Inc.
20 Guest Street
Boston, MA 02135
(617) 779-7878
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
John R. Pomerance, Esq.
Megan N. Gates, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02116
(617) 542-6000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

*	No filing fee is required because this filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable

Form or Registration No.: Not applicable	Date Filed: Not applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the planned tender offer by AMICAS Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of AMICAS, Inc., a Delaware corporation (“AMICAS”), to purchase all outstanding shares of common stock, $0.001 par value per share, of Emageon Inc., a Delaware corporation (“Emageon”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of February 23, 2009 by and among Purchaser, AMICAS and Emageon (the “Agreement”). The text of an e-mail communication to employees, dated February 23, 2009, from Stephen Kahane, Chief Executive Officer of AMICAS, is Exhibit 99.1 to this Schedule TO. A question and answer sheet for employees is Exhibit 99.2 to this Schedule TO. The text of an e-mail communication to AMICAS’ customers, dated February 23, 2009, from Dr. Kahane, is Exhibit 99.3 to this Schedule TO. A question and answer sheet for AMICAS’ customers is Exhibit 99.4 to this Schedule TO.
The tender offer described in this announcement has not yet been commenced. This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Emageon. At the time the tender offer is commenced, AMICAS and Purchaser intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Emageon intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. AMICAS, Purchaser and Emageon intend to mail these documents to the stockholders of Emageon. These documents will contain important information about the tender offer and stockholders of Emageon are urged to read them carefully and in their entirety when they become available. Stockholders of Emageon will be able to obtain a free copy of these documents (when they become available) and other documents filed by Emageon with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from the Information Agent named in the tender offer materials.
Item 12. Exhibits.
99.1 Communication to employees, dated February 23, 2009, from Stephen Kahane, Chief Executive Officer of AMICAS, Inc.
99.2 Employee Q&A sheet
99.3 Communication to customers, dated February 23, 2009, from Stephen Kahane, Chief Executive Officer of AMICAS, Inc.
99.4 Customer Q&A sheet

EXHIBIT INDEX
99.1 Communication to employees, dated February 23, 2009, from Stephen Kahane, Chief Executive Officer of AMICAS, Inc.
99.2 Employee Q&A sheet
99.3 Communication to customers, dated February 23, 2009, from Stephen Kahane, Chief Executive Officer of AMICAS, Inc.
99.4 Customer Q&A sheet